UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

GRAFTECH INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

C. David Goldman, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313201

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,410,460 shares
	8	SHARED VOTING POWER 6,347,280.5 shares (1)
	9	SOLE DISPOSITIVE POWER 2,410,460 shares
	10	SHARED DISPOSITIVE POWER 6,347,280.5 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,757,740.5 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
 (1) Excludes 148,897.5 shares which represent Nathan Milikowsky’s pro rata interest in shares held by entities co-owned with Daniel Milikowsky.  The amounts shown in rows 8, 10, 11 and 13 have been adjusted to remove the effects of double counting of those shares.

CUSIP No. 384313201

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,274,657.5 shares
	8	SHARED VOTING POWER 206,258 shares (1)
	9	SOLE DISPOSITIVE POWER 6,274,657.5 shares
	10	SHARED DISPOSITIVE POWER 206,258 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,480,910.5 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Excludes 148,897.5 shares which represent Daniel Milikowsky’s pro rata interest in shares held by entities co-owned with Nathan Milikowsky.  The amounts shown in rows 8, 10, 11 and 13 have been adjusted to eliminate double counting of these shares.  Also excludes 760,760 shares held by an entity beneficially owned by Nathan Milikowsky’s wife.

This Amendment No. 1 to Schedule 13D amends and restates, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer by Daniel Milikowsky, Nathan Milikowsky and Daniel Milikowsky Family Holdings LLC  filed with the Securities and Exchange Commission on December 10, 2010. Capitalized terms used in this Amendment No. 1and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment is being filed primarily to remove Daniel Milikowsky Family Holdings LLC as a reporting person since it is no longer deemed to beneficially own over 5% of the Common Stock outstanding.  This amendment also reflects changes in the form of beneficial ownership effected by the Reporting Persons with no change in their total beneficial ownership and the receipt of shares by Nathan Milikowsky as compensation for serving as a director of the Issuer.

Item 2.     Identity and Background.

This statement is being filed by Nathan Milikowsky and Daniel Milikowsky, who are referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of  Daniel Milikowsky  is Hamden Center II, 2321 Whitney Ave, Suite 105, Hamden, CT 06518-3524.  The address of the principal business office of Nathan Milikowsky is 822 Boylston Street, Suite 106, Chestnut Hill, MA  02467.

The principal business of Nathan Milikowsky is the management of his investments and service as a director of the Issuer.  Daniel Milikowsky's principal business is steel trading through Jordan International.

The Reporting Persons are United States citizens.

During the five years prior to the date hereof, neither of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons  may be deemed to beneficially own an aggregate of 15,238,651 shares of Common Stock, which represents an aggregate of  10.5% of the 145,476,226 shares Issuer’s Common Stock outstanding, on January 31, 2011, according to information provided by the Issuer. The foregoing numbers have been adjusted to eliminate double counting of shares as to which the Reporting Persons share voting and/or investment power. Daniel Milikowsky disclaims beneficial ownership of all shares beneficially owned by Nathan Milikowsky and the shares that represent Nathan Milikowsky’s pro rata  interest in certain entities co-owned with Daniel Milikowsky.  Nathan Milikowsky disclaims beneficial ownership of shares held by his wife, Daniel Milikowsky and the shares that represent Daniel Milikowsky’s pro rata  interest in  certain entities co-owned with Nathan Milikowsky.

(b)
The amount and nature of the voting and investment power held by each of the Reporting Persons, as adjusted to eliminate double counting of certain shares held by entities jointly owned by Daniel and Nathan Milikowsky, is as follows,:

	Daniel Milikowsky	Nathan Milikowsky
Sole power to vote or to direct the vote	2,410,460	6,274,653
Shared power to vote or to direct the vote	6,347,280.5	206,257.5
Sole power to dispose or to direct the disposition	2,410,460	6,274,653
Shared power to dispose or to direct the disposition	6,347,280.5	206,257.5

(c)
In the past 60 days the Reporting Persons have made changes to the form of beneficial ownership without affecting the total beneficial ownership and Nathan Milikowsky was awarded 5,449 shares of  Common Stock for service as a director of the Issuer.  Neither of the Reporting Persons has effected any other transaction in the Common Stock during the last 60 days.

(d)	Daniel Milikowsky Family Holdings LLC ceased to be a beneficial owner of more than 5% of the Common Stock on December 23, 2010.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2011

/s/ Daniel Milikowsky*____________
Daniel Milikowsky

/s/ Nathan Milikowsky*____________
Nathan Milikowsky

*/s/   Anne G. Plimpton
As attorney-in-fact